The Bank of New York Mellon Trust Company, N.A.
2 North LaSalle Street
Chicago, IL 60602
Attention: Corporate Trust

March 9, 2026

Ladies and Gentlemen:

The undersigned, William E. Johnson, an employee of American Electric Power Service Corporation (“AEP Service Corp.”), an affiliate of Southwestern Electric Power Company (the "Company"), and counsel to the Company, delivers this opinion in accordance with Sections 102, 303 and 903 of the Indenture, dated as of February 25, 2000 (the "Original Indenture"), from the Company to The Bank of New York Mellon Trust Company, N.A., as Successor Trustee to The Bank of New York (the "Trustee"), and in connection with the issuance and sale by the Company of $300,000,000 aggregate principal amount of the Company’s 5.30% Senior Notes, Series P, due 2033 (the “Series P Notes”), $600,000,000 aggregate principal amount of the Company’s 5.20% Senior Notes, Series Q, due 2036 (the “Series Q Notes”), and $500,000,000 aggregate principal amount of the Company’s 5.90% Senior Notes, Series R, due 2056 (the “Series R Notes” and, collectively with the Series P Notes and the Series Q Notes, the “Notes”) under the Original Indenture and the related Amended and Restated Sixteenth Supplemental Indenture; the Seventeenth Supplemental Indenture and the Eighteenth Supplemental Indenture, each dated as of March 1, 2026, and each between the Company and the Trustee (collectively, the “Supplemental Indentures” and, together with the Original Indenture, the “Indenture”). Capitalized terms not otherwise defined herein shall have the meanings specified in the Indenture.

In accordance with Section 102 of the Original Indenture and in connection with the written order of the Company (the "Company Order"), of even date herewith, for the authentication and delivery of the Notes, I advise you as follows:

        (1)    I have read the covenants and conditions contained in the Indenture with respect to compliance with which this opinion is given, including without limitation the conditions precedent provided for therein relating to the action proposed to be taken by the Trustee as requested in the Company Order, and the definitions in the Indenture relating thereto;

        (2)    I have read (i) the Company Order and (ii) the Board Resolutions referred to therein;

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The Bank of New York Mellon Trust Company, N.A.
March 9, 2026

        (3)    I have conferred with officers of the Company, have examined such records of the Company and have made such other investigation as I deemed relevant for purposes of this opinion; and

        (4)    In my opinion, I have made such examination or investigation as is necessary to enable me to express an informed opinion as to whether or not such covenants and conditions have been complied with.

Based upon the foregoing, I hereby advise you that in my opinion all covenants and conditions precedent (including any covenants compliance with which constitutes a condition precedent) of the Indenture relating to the authentication and delivery of the Notes and the execution of the Supplemental Indentures by the Trustee have been complied with.

I have also examined the provisions of Section 903 of the Original Indenture pursuant to which this opinion is being furnished to the Trustee and the definitions in the Indenture relating thereto. I have made, in my opinion, such examination or investigation as is necessary to enable me to express an informed opinion as to whether the conditions to the execution of the Supplemental Indentures under the Original Indenture have been complied with. Based on the foregoing, I am of the opinion that the execution of the Supplemental Indentures is authorized or permitted by the Original Indenture.

I hereby also advise you that in my opinion:

    (a)    the form of the Notes has been duly authorized by the Company and has been established in conformity with the provisions of the Indenture;

    (b)    the terms of the Notes have been duly authorized by the Company and have been established in conformity with the provisions of the Indenture; and

    (c)    the Notes, when authenticated and delivered by the Trustee in accordance with the Indenture and the aforesaid Company Order and the Board Resolutions referred to therein, and executed and delivered by the Company as contemplated by and in accordance with such Company Order and duly paid for by the purchasers, will have been duly issued under the Indenture and will constitute valid and legally binding obligations of the Company, entitled to the benefits provided by the Indenture and enforceable against the Company in accordance with their terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

In rendering the opinions set forth in paragraphs (a), (b) and (c) above, (A) I have examined, and have relied as to matters of fact upon, the documents delivered to you at the closing and upon
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The Bank of New York Mellon Trust Company, N.A.
March 9, 2026

originals or copies, certified or otherwise identified to my satisfaction, of such corporate records, agreements, documents and other instruments and such certificates or comparable documents or oral statements of public officials and of officers and representatives of the Company, and have made such other and further investigations, as I have deemed relevant and necessary as a basis for such opinions, and (B) in such examination, I have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies, and the authenticity of the originals of such latter documents.

I am a member of the Bar of the States of New York and Ohio and do not purport to be expert on the laws of any jurisdiction other than the laws of the States of New York and Ohio and the Federal laws of the United States of America and, for purposes of this opinion only, the State of Delaware. I express no opinion as to any laws of any jurisdiction other than the laws of the States of Delaware, New York and Ohio and the Federal law of the United States of America.

Very truly yours,

/s/ William E. Johnson___________

William E. Johnson
Counsel for Southwestern Electric Power Company

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